Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended
(Dollars in Millions, Except Ratios)	Mar 30, 2013	Mar 31, 2012

Earnings[1]	$2,496	$3,856
Adjustments:
Add - Fixed charges	137	91
Subtract - Capitalized interest	(54)	(50)
Earnings and fixed charges (net of capitalized interest)	$2,579	$3,897

Fixed charges:
Interest[2]	$73	$31
Capitalized interest	54	50
Estimated interest component of rental expense	10	10
Total	$137	$91

Ratio of earnings before taxes and fixed charges, to fixed charges	19x	43x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.